EXHIBIT 99.5

Observer Rights LETTER
SEQUANS COMMUNICATIONS S.A.
Portes de la Défense
15-55. Boulevard Charles de Gaulle
92700 Colombes
France
October 30, 2017
Nokomis Capital Master Fund, LP
2305 Cedar Springs Road, Suite 420
Dallas, TX 75201
Re:    Observer Rights
Ladies and Gentlemen:
This letter will confirm our agreement that pursuant to and effective as of the date of this letter, Nokomis Capital Master Fund, LP, a Cayman Islands exempted limited partnership (the “Investor”) shall be entitled to the following contractual rights:
1.So long as Investor and its affiliates beneficially own an aggregate of at least 10% of the outstanding American Depositary Shares (“ADSs”) including ADS owned directly and on a fully as converted basis of Convertible Promissory Notes, regardless of any restrictions on conversion contained in the governing documents of such Convertible Promissory Notes, of Sequans Communications S.A., a société anonyme incorporated in the French Republic (the “Company”), Investor shall have the right to designate one (1) representative who shall be entitled to attend all meetings of the Company’s Board of Directors (the “Board”) in a nonvoting observer capacity, and the Company shall give such representative of Investor copies of all notices, minutes, consents and other material that the Company provides to its Board, except that the representative may be excluded from access to any material or meeting or portion thereof (a) if the Board determines in good faith, upon advice of counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege, or (b) to protect highly confidential proprietary information, the disclosure of which to the Investor would be materially detrimental to the Company. Such representative may participate in discussions of matters brought to the Board or committees thereof.
2.Investor shall, and shall cause its representatives to, hold in confidence and trust and not use or disclose any confidential information provided to or learned by it in connection with its rights under this letter.
3.The rights described herein shall terminate and be of no further force or effect upon the earlier to occur of (a) at such time as the Investor, together with its affiliates, shall beneficially own less than 10% of the outstanding American Depositary Shares (“ADSs”) including ADS owned directly and on a fully as converted basis of Convertible Promissory Notes, regardless of any restrictions on conversion contained in the governing documents of such Convertible Promissory Notes, of the Company, (b) the consummation of a sale of the Company, or (c) the election of a representative of the Investor to the Company’s Board. The rights described in this letter are not assignable without prior written consent of the Company. The confidentiality obligations referenced herein will survive any such termination.
The Board has also agreed to recommend to shareholders that they elect, at the next annual shareholders’ meeting in June 2018, a representative of the Investor to serve as a director of the Company.
This letter agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly superseded. This letter agreement shall be governed and construed in accordance with the laws of France, without regard to conflicts of law principles thereof. Any term of this letter agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of Investor and the Company.
The undersigned hereby execute and deliver this letter agreement as of the date first set forth above. This letter agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.
Sincerely,
the company:
SEQUANS COMMUNICATIONS S.A.
By: /s/ Georges Karam
(Signature)
Name:    Georges Karam
Title: Chairman of the Board and CEO

Acknowledged and agreed:
The Investor:
NOKOMIS CAPITAL MASTER FUND I, LP
/s/ Brett Hendrickson
(Signature)